

Mail Stop 4631

August 5, 2010

Kenneth W. Smith
Senior Vice President and Chief Financial Officer
Gibraltar Industries, Inc.
3556 Lake Shore Road, P.O. Box 2028
Buffalo, New York 14219

> **Re: Gibraltar Industries, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **File No. 0-22462**

Dear Mr. Smith:

We have reviewed your responses and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2009

Note 5. Goodwill and Related Intangible Assets, page 59

1.   It appears that you have reporting units for which the estimated fair values are not substantially in excess of their carrying values. As such, please provide the following disclosures in future filings for each such reporting unit, similar to the information you provided supplementally in your response to prior comment one.
   - The percentage by which fair value exceeds carrying value as of the most-recent step-one test.
   - The amount of goodwill allocated to the reporting unit.

- A description of the significant assumptions that drive the estimated fair value.
- A discussion of the uncertainties associated with the key assumptions. For example, a discussion of the assumptions you reference in your discounted cash flow model that deviate from your actual historical results.
- A discussion of potential events, trends and/or circumstances that could have a negative effect on estimated fair value.
- Any other material and useful information you gather and analyze regarding the risks of recoverability of your goodwill.

Refer to Item 303 of Regulation S-K and Sections 216 and 501.14 of the Financial Reporting Codification for guidance.

2. We note your response to prior comment two however it is not clear to us if or how you consider the "Others" category in your overall assessment of goodwill impairment. In this regard, it appears that your implied control premium would be substantially higher if you assessed the company as a whole in comparing your net book value with your market capitalization. Please advise.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Bret Johnson, Staff Accountant, at (202) 551-3753 or Anne McConnell, Senior Staff Accountant, at (202) 551-3709 if you have questions regarding our comments on the financial statements and related items. Please contact Hagen Ganem, Staff Attorney, at (202) 551-3330 or Craig Slivka, Special Counsel, at (202) 551-3729 with any other questions.

Sincerely,

John Cash
Accounting Branch Chief